

Stephen Williams · 3rd

CFO | Leadership | Operations | Strategy | Process Improvement

Las Vegas, Nevada, United States · Contact info

500+ connections

Lost Spirits Distillery

The University of Chicago - Booth School of Business

Experience

Chief Financial Officer
Lost Spirits Distillery
2022 - Present · 3 mos
Las Vegas, Nevada, United States

Award-winning brown spirits distillery and immersive entertainment venue. Lost Spirits is a world renowned distillery that also houses an elaborate tour business and fine dining experience. The unique mixture of entertainment & science with a whisky & rum company has captivated the public imagination in a way no distillery ope ...see more

Finance & Operations Management Consultant
Blythe Global Advisors
2011 - 2021 · 10 yrs
Irvine, CA

Representative Clients:
• AccentCare, Inc. – $450 million private equity-owned home healthcare provider. ...see more

Restructure Consultant
Hart Advisors Group
2014 - 2018 · 4 yrs

Real estate advisory company specializing in CMBS loan modifications, restructures and assumptions. ...see more

Finance Director - Real Estate & Strategy
DaVita
2008 - 2011 · 3 yrs
Irvine, CA

Managed national lease portfolio, drove savings through contract negotiations and process improvement, approved new clinic development, and led various special projects.

Financial Analytics & Business Advisory Consultant
StratModels
2005 - 2008 · 3 yrs

Management consulting firm which develops financial models to support operational and strategic decisions.

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Education

The University of Chicago Booth School of Business
MBA, Finance and Strategy

The Wharton School
Bachelor's Degree, Finance